UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on December 1, 2011.

Press release

Luxottica to acquire Tecnol, a leading eyewear company in Brazil

An ideal platform for growth in Latin America is added to the Luxottica Group

Milan (Italy) - Campinas (Brazil), December 1, 2011 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear and Grupo Tecnol Ltda, a leading Brazilian eyewear player, have signed an agreement pursuant to which Luxottica will acquire 100% of Grupo Tecnol capital.

As a result of this acquisition, Luxottica will significantly strengthen its presence in Brazil, a country with significant growth potential. Utilizing Tecnol’s excellent, vertically integrated platform will allow Luxottica to increase service levels to customers and its presence in the Brazilian market. Tecnol has a highly efficient production plant, a portfolio comprising both house and licensed brands, strong wholesale distribution activities, an optical retail chain of 90 stores and a central, leading-edge, laboratory.

“This operation perfectly fits into our long-term growth strategy,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “Brazil is one of the countries where Luxottica aims at being as “domestic” as it is in Italy, where it was established 50 years ago, having deep local roots and investing in people, activities and culture. Tecnol is the best possible partner for us to strengthen our presence in Brazil and in Latin America as a whole, as it has the same vision, the same approach to excellence in serving consumers and the same vertically integrated business model.”

Brazil, and more generally Latin America, represents a key region for Luxottica’s future development. Currently, Brazil is one of the top ten countries for Luxottica’s Wholesale Division, notwithstanding its focus to date solely on the “luxury” segment, with an average price per unit higher than in Europe. Going forward, Luxottica will leverage this acquisition to establish a major presence in the core of the Brazilian market, the fast growing “premium”-tier business, that is one of the most relevant opportunities in the world for the eyewear business, both in terms of size and scope, with an average price comparable to Europe. It is expected that the benefits realized from this transaction will propel Brazil to become one of the top five countries for the Wholesale Division and a significant driver of growth for the Group in the region.

With a population of approximately 200 million people, Brazil is in fact one of the most dynamic and fast-growing countries in the world with strong GDP growth rates and a strengthening of its middle class. It is for these reasons that Luxottica selected Brazil, a country where the Group was able to enjoy double-digit growth rates over the last years, as one of the countries where it would significantly invest for future growth along with China, India, Mexico and Turkey.

The acquisition of Tecnol will allow Luxottica to materially increase service levels to its Brazilian customers, bringing them the same standards of excellence offered in countries like Italy, France and the United States. This transaction will allow Luxottica to source product locally minimizing many of the costs and complexities currently faced by Luxottica in importing the company’s brands into Brazil. This will result in an ability to reduce the time required to deliver products to customers by two thirds and create other synergies for this business.

Tecnol’s business model fits perfectly into Luxottica’s strategy of increasing its presence in the optical business, which is expected to grow globally over the next few years. Tecnol provides an ideal platform for enhancing Luxottica’s optical business and, more generally, will be a springboard for its other activities in Latin America.

“We are delighted and very satisfied to start our collaboration with Luxottica in Brazil”, added Sergio Carnielli, Chairman and Founder of Grupo Tecnol. “We recognized Luxottica as the leading company in our business and we do believe that this operation will drive future success of both Groups”.

Established in 1972, Grupo Tecnol is today the main integrated player in the eyewear market in Brazil.  In 2010, it posted net sales of approximately 90 million Euros, with a Compound Average Growth Rate over the last three years of approximately 14%.

Tecnol’s Campinas plant is highly efficient and, with 90% of production dedicated to the optical business, it fits perfectly in Luxottica’s global operational footprint.

Tecnol’s brand portfolio complements Luxottica’s and includes both house brands — including Platini, Jean Monnier and Tecnol — and licensed brands for the Brazilian market. Tecnol’s wholesale distribution activities cover approximately 15,000 doors in Brazil through a network of distributors and representatives.

Grupo Tecnol also has a leading-edge central laboratory, which is able to efficiently deliver frames and lenses, and a retail optical chain of 90 stores in the state of San Paolo under the name Oticas Iris.

The acquisition is expected to close by the beginning of 2012.  Under the terms of the purchase agreement, Luxottica will initially acquire 80% of Grupo Tecnol capital with the remaining 20% purchased over the next 4 years — 5% per year - at pre-determined prices. The enterprise value of Tecnol is approximately 110 million Euros.

Luxottica contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

www.luxottica.com – www.grupotecnol.com.br

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with more than 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Grupo Tecnol Ltda

Established in 1972, Grupo Tecnol is today the main integrated player in the eyewear market in Brazil.  In 2010, it posted net sales of approximately 90 million Euros. Tecnol’s brand portfolio includes local brands, both house including Platini, Jean Monnier and Tecnol - and licensed brands for the Brazilian market. Products are designed and manufactured at its highly efficient Campinas plant. Grupo Tecnol also has a leading-edge central laboratory, and a retail optical chain of 90 stores in the state of San Paolo under the name Oticas Iris. Additional information on the Group is available at www.grupotecnol.com.br.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: December 1, 2011		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER